FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**83,334**	**$10,000.08**	**$9,200.07**
Maximum Amount	**8,916,650**	**$1,069,998.00**	**$984,398.16**

THE COMPANY

1. Name of issuer: Here To Serve Holding Corp.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Paul Riss
Dates of Board Service:	1/1/2018 - present
Principal Occupation:	CEO
Employer:	Here To Serve Holding Corp.
Dates of Service:	1/1/2018 - present
Employer's principal business:	Nickel and business consulting
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Dates of Service:	1/1/2018 - present
Position:	CEO
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	ValueSetters, Inc
Employer's principal business:	Fintech services
Title:	Accounting Manager

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Dates of Service:	5/7/2020 - present
Responsibilities:	financial statement preparation
Employer:	Pervasip Corp
Employer's principal business:	Online marketing
Title:	CEO
Dates of Service:	11/1996 - present
Responsibilities:	financial statement preparation, banking and treasury functions

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Paul Riss
Title:	CEO
Dates of Service:	1/1/2018 - present
Responsibilities:	Management of business, preparation of financial statements
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	ValueSetters, Inc
Employer's principal business:	Fintech services
Title:	Accounting Manager
Dates of Service:	5/7/2020 - present
Responsibilities:	financial statement preparation
Employer:	Pervasip Corp
Employer's principal business:	Online marketing
Title:	CEO
Dates of Service:	11/1996 - present
Responsibilities:	financial statement preparation, banking and treasury functions

OFFERING STATEMENT
83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Paul Riss	1,000,000 shares of Series A Preferred Stock	**70%**
Paul Riss	530,000 shares of common stock	**0.9%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Here To Serve Holding Corp. (the "Company") is a holding company that hunts for undervalued assets in the mining, real estate, and securities industries. In 2020, the Company formed a wholly owned subsidiary, Fortune Nickel and Gold Inc. ("Fortune"). Fortune is dedicated to the global acquisition, exploration and development of mining properties. Fortune recently acquired 102 mining claims in the Gowan Township and 75 mining claims in the heart of the Abitibi greenstone belt which we refer to as the Beck - Ottaway Project. Our plan for 2021 is to utilize the analysis of our geophysicist and perform drilling exploration to validate the mineral-rich property covered by the mineral rights that we own. We believe this validation will increase the market capitalization of the Company, which is traded on OTC Markets under the ticker symbol HTSC.

Flagship Project –Gowan Project


Crawford Project
Gowan Project
Alexo- Dundonald Mines
GEOLOGY INDEX MAP
AEM Symbols
< 1
1 to 3
3 to 6
6 to 9
9 to 12
LEGEND
AEM Anomalies (Conductors)
Anomalous Copper-Gold in Till samples up to 10.4% Cu & 3000 ppb Au in drill holes 72-04 (5, 6, 11, 19 & 20)
(Ref.GSC-1973) 3.5% Ni & 1.2% Cu from 152 m
PH-68
Anomalous Copper-Zinc in Drill holes
Cu-Zn
Cu-Zn
N
0 0.75 1.5
MILES
FORTUNE NICKEL & GOLD
Ref. Ontario Geological Survey
Fortune Nickel and Gold Gowan Project Map on a Base of Geology and Airborne EM anomalies

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Strategic Location:

Timmins Mining Camp lies at the heart of the Abitibi greenstone belt, which contains some of the world's largest deposits of gold, silver, copper, zinc and nickel as well as platinum group metals and industrial minerals such as talc.

6 miles north of **Glencore's Kidd Mine Met Site -** The deepest base-metal mine in the world. The mine complex has produced over 150 million tonnes of copper-zinc ore.

15 miles northeast from the **City of Timmins** – Timmins Gold Camp has produced over 75 million ounces of gold and hosted many economic deposits and mines.

Property Size:

This project is located at Gowan Townships consists of 102 unpatented, mining claims (about 5,100 acres) of prospective land package which highlights nickel, cobalt, PGM, base-metal and gold opportunities.

Geology and Mineralization

The Gowan Property is underlain by Gowan Intrusion Complex ("GIC") consisting of ultramafic, mafic- intermediate and felsic metavolcanic and clastic metasedimentary rocks that have been intruded by ultramafic, mafic and bimodal felsic intrusions. This geological setting potentially hosts world-class nickel sulfide deposits (i.e. Crawford) and base-metal VMS deposits (i.e. Kidd Creek) in Timmins Camp.

Drilling assessment reports from the Ministry of Northern Development and Mines in Ontario Province has highlighted an impressive, high-grade, RC drill hole (FH-68) with a known intersection of 27ft at 3.5% Ni and 1.25% Cu from millerite-bearing basal till samples. Multiple zones with anomalous copper-zinc mineralization in the form of semi-massive-disseminated pyrite-chalcopyrite-sphalerite veins were also intersected in ancient drill holes at the south east and western sections of the property. Hole FH-68 including the drill holes with base-metal mineralization sits on top of an electromagnetic anomaly (conductor) which was previously identified from Ontario Geological Survey (OGS) Geophysical Airborne EM survey. These linear conductors were not drill tested to bedrock depth and are also coincident at or along faults/shears and or lithologic boundaries, which by analogy in Timmins Camp, are excellent sites for significant Ni-Cu-(PGE) deposits.

There has been no significant exploration activity on the property making it an exciting exploration target with enormous blue-sky potential for nickel, base-metal and gold opportunities.

Proximity to World Class Deposits:

The Gowan Project is near and within the same geological /structural trend with the Alexo-Dundonald Ni-Cu Mine / Deposit to the east and the Kidd Creek Mine Complex - The deepest base-metal mine in the world to the west, which makes it exciting and valuable exploration target.

Infrastructure:

The Timmins Camp is a robust mining region with readily available infrastructure, including mill / ore processing facilities, mine services and road access. The property is accessible via existing roads and trails and can be explored throughout the year. All the necessary components are within reach to assist in the advancement of the project.

FP: truCrowd

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Work Programs:

Fortune Nickel and Gold Inc. is undertaking this financing round to explore and advance the Gowan Project which hosts mineral resources in nickel – cobalt - PGM with potential for base-metal and gold.

Planned works include review of historical geophysical and geology datasets, and fly modern, deep-seated, airborne EM -Gravity surveys prior to drill testing the metal anomalies.

Key Takeaways:

· Compelling, huge land position that has strong potential for multiple metallic commodities.

· Robust Exploration Potential - Tier 1 Nickel Project, 100% owned, Proactive government support. Direct Exposure to Nickel.

· Geophysical Airborne Survey Interpretation has identified potential drill-ready targets.

· Scalability - Potential to develop a staged nickel business with production potential.

· Favorable mining culture and excellent infrastructure in the regions.

· Strong, experienced technical team to accelerate and advance the Project to the next level

Flagship Project – Beck / Ottaway Project



FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Strategic Location:

Timmins Mining Camp lies at the heart of the Abitibi greenstone belt, which contains some of the world's largest deposits of gold, silver, copper, zinc and nickel as well as platinum group metals and Industrial minerals such as talc.

8 miles north of **Canada Nickel Company's World-Class Crawford Ni-Co-PGM deposit**

34 miles north of the **City of Timmins –** Timmins Gold Camp has produced over 75 million ounces of gold and hosted many economic deposits and mines.

Property Size:

This project is located at Beck-Ottaway-Lennox Townships and consists of 75 unpatented, mining claims (about 3,750 acres) of prospective land package which highlights nickel, cobalt and gold and base-metal opportunities.

Geology and Mineralization

The Beck-Ottaway Property is geologically underlain by thick pile of serpentinized-altered, ultramafic and mafic suites of rocks which typically host world-class nickel sulfide deposits in the Timmins Camp.

Drilling assessment reports from the Ministry of Northern Development and Mines in Ontario Province have highlighted three drill holes in 1965 that intersected multiple anomalous nickel bearing zones up to 118 ft' in thickness. Like the Crawford deposit of Canada Nickel Company, the nickel sulfide mineralization at the southern portion of the property is also hosted in altered dunite-peridotite rocks, in the form of fine-grained, disseminations of pentlandite-millerite-chalcopyrite-pyrite, with grades ranging from 0.10 up to 0.30% Ni. Ancient drill hole data at the north and west portion of the property has highlighted anomalous copper and gold associated with massive sulphides, and shear-controlled quartz-carbonate veins, respectively.

There has been no significant exploration activity on the property in the last 50+ years making it an exciting exploration target with enormous blue-sky potential for nickel, base-metal and gold opportunities.

Proximity to World Class Deposits:

The Beck and Ottaway project is near the Crawford Ni-Co-PGE deposit, one of the 10th largest undeveloped nickel sulfide deposits in the world which makes it a unique and valuable opportunity.

Infrastructure:

The Timmins Camp is a great mining region with available infrastructure, including Mill / Ore Processing Facilities, Mine Services and road access. The property is accessible via existing roads and trails and can be explored throughout the year. All the necessary components are within reach to assist in the advancement of the project.

Work Programs:

The Company is currently undertaking this financing round to explore and advance the Beck -Ottaway-Lennox Project which hosts mineral resources in nickel – cobalt - PGM with potential to other metals such as gold and base-metal.

Planned works include review of historical geophysical and geology datasets, and fly modern, deep-seated, airborne EM -Gravity surveys prior to drill testing the metal anomalies.

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Key Takeaways:

· Compelling large land package that has blue sky potential in various economic metals.

· Rare and unique land position that is adjacent to world class deposits.

· Favorable mining culture and excellent infrastructure in the regions.

· Strong, experienced technical team to accelerate and advance the Project to the next level.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

1. **Our exploration efforts may fail.** Even though we hired experts with knowledge of the Timmins mining camp we may not discover a significant nickel or gold mine. Our maps and initial drill holes indicate the presence of what may be the largest nickel find in Canada, but our drilling efforts may not find the location of nickel or gold deposits. We believe we can monetize our mineral rights with our drilling results. But our geologists cannot 100% guarantee that we are drilling in the correct location.
2. **Our management may not be able to control costs in an effective or timely manner.** The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
3. **We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price.** We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, your pro rata ownership interest may be reduced to the extent of any such future sales.
4. **Limited Operating History Risk**: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our mineral property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures.

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

5. **Competition Risk:** Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry in attempts to become part of the supply chain for electric vehicle batteries.. We may also face competition from large companies, any of which might have more capital than we have, and launch its own exploration campaign that is more successful than ours.

6. **Risks relating to forward-looking statements.** Information provided concerning this offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

7. **The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002.** Even though we are a publicly traded company on OTC Markets, the Company is currently not subject to the Sarbanes Oxley Act of 2002. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

8. **No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.** The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

9. **The regulations to which we are subject are complex and have tended to become more stringent over time.** Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs, or lower than anticipated revenues. Failure to comply with applicable regulations could jeopardize our ability to explore, mine or sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the regulatory agency or other regulators to grant future clearances and approvals, and the suspension or withdrawal of existing approvals by such regulatory agencies. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and operating results. Canadian regulations are known for being friendly to the environment and may cause us to incur more costs than we have anticipated.

10. **This investment is highly speculative, involves a high degree of risk and should not be made by anyone who cannot afford to risk their entire capital contribution.** You should carefully consider the risks and uncertainties described below, together with all of the other information in this offering statement, including the financial statements and the related notes incorporated by reference in this offering statement, before deciding whether to invest in shares of our common stock. These risk factors are not, however, intended as a substitute for professional legal, tax or financial advice, and we strongly advise you to seek such advice before investing in shares of our common stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

that event, the market price of our common stock could decline, and you could lose all or part of your investment.

11. **The Company does not anticipate paying any cash dividends for the foreseeable future.** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

12. **We Might Change Our Business Plans.** Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.

13. **Changes in Laws Could Affect the Business.** Our business could be affected adversely by changes in the law - for example, by a law that imposes new safety requirements for our products, or a law that makes our products harder to sell.

14. **Low Minimum Offering.** Under the terms of this offering, we are allowed to start spending investor dollars as soon as we have raised $10,000.08. Yet if we raise that little capital, we believe we will need to seek additional capital immediately or the business might be at a significant risk of failure.

15. **Unpredictable Operating Costs.** Our drilling and exploration costs are unpredictable and in many cases beyond our control. If we experience bad weather or equipment failure during drilling operations, our costs may exceed our cash resources to complete our project and threaten our ability to monetize our mineral rights.

16. **The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of this offering, nor does it pass upon the accuracy or completeness of any offering document or literature.** You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this offering.

17. **Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.** The securities being offered have not been registered under the Securities Act of 1933 (the "*Securities Act*"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. **The Company has the right to extend the offering deadline, conduct multiple closings, or end the offering early.** The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the minimum amount even after the offering deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an offering deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached. If the Company reaches the target offering amount prior to the offering deadline, it may conduct the first of multiple closings of the offering prior to the offering deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the offering deadline. The Company may also end the offering early; if the offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the offering with 5 business days' notice. This means your failure to participate in this offering in a timely manner, may prevent you from

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early.

19. **The Company's management may have broad discretion in how the Company uses the net proceeds of this offering.** Despite that the Company has provided information as to its anticipated use of the proceeds from this offering, the Company's management will have considerable discretion over the allocation of proceeds from the offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. **The securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.** You should be aware of the long-term nature of this investment. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected.

21. **Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.** Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to investors. This lack of information could put investors at a disadvantage in general and with respect to other security holders. However, the Company intends to continue its quarterly reporting on OTC Markets and investors will be able to continue to follow the Company's quarterly performance if the Company continues to post its financial statements, disclosure information and news releases. If you purchase our common stock in this offering, you agree to be added to our mailing list for news releases until you opt out of the email service.

22. **The shares of securities acquired upon the offering may be significantly diluted as a consequence of subsequent financings.** Company equity securities will be subject to dilution. The Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. **We cannot predict every risk.** In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis all of the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

25. **Management has broad discretion as to the use of proceeds.** The net proceeds from this Securities

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

26. **Public health epidemics or outbreaks could adversely impact our business.** In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

27. **If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.**

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

Fortune Nickel and Gold Inc., a wholly owned subsidiary of the Company, has acquired a large strategic land position to leverage the Company to the price of Nickel – Cobalt, PGM and Gold in the Timmins Camp - Abitibi Greenstone Belt. The Company's goal is to use the proceeds of this financing to unlock unique exploration opportunities and advance its two Flagship Projects, the Gowan Ni-Cu-Zn, and the Beck-Ottaway Ni-Co-Au Projects.

Company Strategy:

1) To Identify, acquire, and develop mineral rich assets in the Timmins Region.

2) To advance our assets in a strategic and cost-effective manner.

3) To focus on superior returns for our shareholders through exploration.

Company Vision:

We are actively working to make the next Nickel-Base Metal Mine Discovery in the Timmins Region. Based upon preliminary drill results, we also believe we will be able to discover gold on our property.

Nickel Outlook:

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

We believe demand for nickel from the electric vehicle battery market will reshape the nickel industry.

Gold Outlook:

Credit Suisse expects **Gold** to keep moving upwards and average $2,100/ounce in **2021**, peaking at $2,200/ounce in July-September (3rd Quarter).

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.08**	**$1,069,998.00**
Less: Offering Expenses	$800.01	$85,599.84
Net Proceeds	**$9,200.07**	**$984,398.16**
Use of Net Proceeds		
Exploration and research	$5,000.00	$350,000.00
Legal fees	$2,000.00	$20,000.00
Drilling costs	$0.00	$400,000.00
Salaries	$0.00	$125,000.00
Travel	$0.00	$39,398.16
Operating expenses	$2,200.07	$50,000.00
Total Use of Net Proceeds	**$9,200.07**	**$984,398.16**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this offering of $10,000.08. After the Minimum Offering Proceeds have been reached, and the company decides to have a rolling close or its final close for the offering, the company will issue digital certificates in the investor's name (a paper certificate will not be printed). The Company uses Securities Transfer Corporation 2901 N. Dallas Parkway, Suite 380, Plano Texas 75093 as its transfer agent. The transfer agent maintains the ownership records of all shares of common stock issued by the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

We are selling shares of common stock at a price of $0.12 per share. Each share has one vote.

14.   Do the securities offered have voting rights? ☑ Yes ☐No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

On January 15, 2021, the Company had 60,382,649 shares of common stock outstanding, a closing price of $0.16 per share, and a market capitalization of $9,661,224. The total number of authorized shares of common stock is 400,000,000.

There are 10,000,000 authorized shares of preferred stock. 1,000,000 shares of Series A preferred stock are outstanding and 100,000 shares of Series C preferred stock are outstanding.

Series A Preferred Stock:

The Series A Preferred Stock shall not be convertible into Common Stock of the Corporation. The outstanding shares of Series A Preferred Stock shall be entitled to the number of votes, collectively, which shall be equal to seventy percent (70%) of the total number of votes that may be cast (including the votes of the issued and outstanding common stock as well as any voting preferred stock) at the time of such vote, at each meeting (or by written consent) of shareholders of the Corporation for their action or consideration, including the election of directors. The Corporation shall not amend, alter or repeal the Series A Preferred Stock, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without written consent or affirmation vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series C Preferred Stock:

Each outstanding share of Series C Preferred Stock may be converted at the option of the holder thereof (the "Holder") into fully paid, nonassessable shares of Common Stock, $.0001 par value per share, of the Corporation. The number of shares of Common Stock issuable upon a conversion hereunder shall equal the quotient obtained by dividing (x) the Stated Value of the shares of Series C Preferred Stock to be converted by (y) the Conversion Price. The "Conversion Price" in effect on any Conversion Date shall be equal to the lesser of $0.01 per share or fifty percent (50%) of the lowest closing market price for the Common Stock on the Principal Market during the thirty trading days preceding the Conversion Date.

Upon the liquidation, dissolution and winding up of the Corporation, the holders of the Series C Preferred Stock shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of Common Stock, a sum equal to the Stated Value per share, after which the holders of Series C Preferred Stock shall share in the distribution with the holders of the Common Stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the shareholders, each share of Series C Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation's Common Stock into which that holder's Series C Preferred Stock could be converted on the record date.

The holders of shares of Series C Preferred Stock shall have the following voting rights: Each share of Series C Preferred Stock shall entitle the holder thereof, on all matters submitted to a vote of the stockholders of the Corporation, to that number of votes as shall be equal to the aggregate number of shares of Common Stock into which such holder's shares of Series C Preferred Stock are convertible on the record date for the stockholder action.Dividends. In the event that the Corporation's Board of Directors declares a dividend payable to holders of any class of stock, the holder of each share of Series C Preferred Stock shall be entitled to receive a dividend equal

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

in amount and kind to that payable to the holder of the number of shares of the Corporation's Common Stock into which that holder's Series C Preferred Stock could be converted on the record date for the dividend.

So long as shares of Series C Preferred Stock are outstanding, the Corporation shall not take any action that would impair the rights of the holders of the Series C Preferred Stock set forth herein and shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock alter or change the rights, preferences or privileges of the shares of the Series C Preferred Stock or any other securities so as to affect adversely the Series C Preferred Stock.

The Company has outstanding stock purchase warrants that allow the warrant holder to purchase shares of common stock at prices ranging from $0.003 per share to $0.0976 per share. A total of 61,753,165 shares of common stock can be purchased. The warrants expire on various dates from September 30, 2021 to September 30, 2030.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each cass in order of preference):				
Series A	1,000,000	1,000,000	Yes ☑ No ☐ 70% of all votes	Yes ☐ No ☑ Specify:
Series C	100,000	100,000	Yes ☑ No ☐ 1 vote per share of common stock into which the Series C preferred stock is convertible into	Yes ☑ No ☐ Specify: Liquidation preferences over common stock and protective provisions
Common Stock:				
Common Stock	400,000,000	59,832,649	Yes ☑ No ☐	Yes ☐ No ☑ Specify:
Debt Securities:				
SBA Loan SBA Loan	3.75% interest 1% interest	$90,000 $18,404	Yes ☐ No ☑	Yes ☐ No ☐ Specify:
Other:				
Securities Reserved for Issuance upon Exercise or Conversion				
Class of Security				
Warrants:	61,753,165		average exercise price of $0.004	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

The Company's bylaws can be amended by the sole shareholder of the Company who has voting control via his ownership of the Series A Preferred Stock. Directors can be added or removed by this one shareholder. As minority owners, you are subject to the decisions made by the majority owner. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, the purchase of additional mining claims, or the sale of debt, convertible debt or assets of the company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐No

Explain: The Series A preferred stock has voting control, but no conversion rights. The Series C preferred stock has conversion rights of 1 cent per share, or less, and has voting rights equal to the number of common shares into which it can convert. The Series C preferred stock has various preferences over the holders of common shares. See # 17 above.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    The existing Series C preferred stock is subject to conversion into equity and if the Series C preferred stock is converted, your ownership will be diluted by that conversion.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The securities are valued based upon a recent trading price of the Company's common stock. The stock is listed under the ticker symbol HTSC and has traded in the past two months at a price per share of between $0.08 and $0.17

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The right to demand current distributions from an operating business is limited. The majority owner, if he is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to himself and other insiders at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, expanding the scope and products of the business, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

    No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

    The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor in the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for exploration, drilling, marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline.

- **A sale of the issuer or of assets of the issuer:**
A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Although we have potentially marketable assets on our books, such as investments in securities and in mineral rights, it is unlikely that in the near term, a sale would result in a premium that is significant enough to generate a return to our investors.

- **Transactions with related parties:**
You should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. We may need to negotiate with a related party for additional capital, such as raising additional funds through public or private debt or the sale of equity. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if significant issues arise with related parties, we could be forced to discontinue our operations.

FP: truCrowd

FORTUNE NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
US SBA	$90,000	3.75%	07/02/2050	
Blue Vine	$18,402	1.00%	04/29/2023	

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
Nov 2019	4(a)(2)	common stock	$5,000	operating costs
Feb 2020	4(a)(2)	common stock	$2,500	operating costs
Dec 2019	4(a)(2)	common stock	$40,000	operating costs

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenues in the year ended September 30, 2020 amounted to 559,829 as compared to revenues of $0 for the year ended September 30, 2019. The increase was due to the sale of marketing and financial services by the Executive Industries division of the Company.

Due to the increased revenues of the Company, operating costs increased in the year ended September 30, 2020 to $212,162 from $31,556 reported in the year ended September 30, 2019. As a result, the Company generated operating income of 307,010 for the year ended September 30, 2020 as compared to an operating loss of $31,556 in the year ended September 30, 2019.

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

The Company has ample cash to operate its consulting business, and may be able to raise capital from existing shareholders or warrant holders. The Company needs cash to conduct its exploration activities in the mineral-rich Timmins mining camp. Given the recent rules changes of Regulation CF published by the Securities and Exchange Commission in the Federal Register, we may amend our offering after March 15, 2021 and seek to raise up to $5 million and amend this Regulation CF offering. Such details would be provided with the filing of an amended offering statement and an amended Form C.

The company has positive net worth and as of December 31, 2020 owned more than $1 million in securities of publicly traded companies. The Company's mineral rights could also become a capital resource if some of the mining claims are sold to advance the exploration efforts centered around the mining claims that are forecasted to be the most lucrative. However, the liquidity and value of the securities and mining claims cannot be guaranteed and we hope that we will not need to liquidate these assets to support our exploration activities and operations. We intend to use the cash from this capital raise or cash from private placements for exploration and growth.

FORTUNE

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**83,334**	**$10,000.08**	**$9,200.07**
Maximum Amount	**8,916,650**	**$1,069,998.00**	**$984,398.16**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

HERE TO SERVE HOLDING CORP.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**83,334**	**$10,000.08**	**$9,200.07**
Maximum Amount	**8,916,650**	**$1,069,998.00**	**$984,398.16**

HERE TO SERVE HOLDING CORP.

FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Here To Serve Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Here To Serve Holding Corp. as of September 30, 2020 and 2019, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2020
Lakewood, CO
December 29, 2020

3

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Here To Serve Holding Corp.
Consolidated Balance Sheets

		September 30, 2020	September 30, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	69,731	$ 4,576
Accounts receivable		5,425	29,996
Prepaid expenses		3,355	-
Total current assets		78,511	34,572
Investments		485,075	
Mineral properties		107,547	-
Total assets	$	671,133	$ 34,572
Liabilities and Stockholders' Equity			
Current liabilities:			
Accrued expenses	$	14,848	$ 12,300
Accrued interest payable		910	-
Current portion of long-term debt		450	
Due to related parties		19,463	720
Total current liabilities		35,671	13,020
Long-term notes payable, less current portion		107,952	-
Total liabilities		143,623	13,020
Commitments and Contingencies		-	-
Stockholders' equity:			
Preferred stock, 10,000,000 shares authorized			
Series A, par value $.001; 1,000,000 and 1,000,000 shares issued and outstanding		1,000	1,000
Convertible preferred stock, $.0001 par value			
Series C: 100,000 and 100,000 shares issued and outstanding		10	10
Common stock, $.001 par value; 400,000,000 shares authorized, 57,432,649 and 126,184,434 shares issued, 50,070,149 and 50,070,149 shares outstanding, respectively		57,433	126,085
Capital in excess of par value		6,065,059	8,326,036
Accumulated deficit		(5,595,992)	(5,931,579)
Less: Treasury stock: 76,114,285 shares in 2019		-	(2,500,000)
Total stockholders' equity		527,510	21,552
Total liabilities and stockholders' equity	$	671,133	$ 34,572

See Accompanying Notes to the Consolidated Financial Statements

4

FORTUNE

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**83,334**	**$10,000.08**	**$9,200.07**
Maximum Amount	**8,916,650**	**$1,069,998.00**	**$984,398.16**

Here To Serve Holding Corp.
Consolidated Statements of Operations

	Year Ended September 30, 2020	2019
Revenues	$ 559,829	$ -
Cost of revenues	40,657	-
Gross profit	519,172	-
Cost and expenses:		
Stock-based compensation - development	39,303	14,996
Stock-based compensation - officer	80,162	15,000
Compensation and related expenses	58,417	-
Professional services	13,101	360
General and administrative	21,179	1,200
Total costs and expenses	212,162	31,556
Income (loss) from operations	307,010	(31,556)
Other income (expense)		
Change in valuation of derivative liabilities	-	478,156
Gain on sale of subsidiary	9,152	-
Other income	20,925	-
Interest expense	(1,500)	(1,033,333)
Total other income (expense)	28,577	(555,177)
Net income (loss) before taxes	335,587	(586,733)
Income tax	-	-
Net income (loss)	$ 335,587	$ (586,733)
Basic income (loss) per share	$ 0.01	$ (0.01)
Diluted income (loss) per share	$ 0.01	$ (0.01)
Weighted average number of shares outstanding - basic	52,176,998	47,573,234
Weighted average number of shares outstanding - diluted	122,303,980	47,573,234

See Accompanying Notes to the Financial Statements

5

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**83,334**	**$10,000.08**	**$9,200.07**
Maximum Amount	**8,916,650**	**$1,069,998.00**	**$984,398.16**

Here To Serve Holding Corp.
Consolidated Statements of Stockholders' Equity (Deficit)

	Preferred Stock		Common Stock					
	Shares	**Amount**	**Shares**	**Amount**	**Capital in Excess of Par Value**	**Treasury Stock**	**Accumulated Deficit**	**Total Stockholders Equity**
Balance, October 1, 2018	1,100,000	$ 1,010	123,580,934	$ 123,581	$ 3,463,189	$ (2,500,000)	$ (5,344,846)	$ (4,257,066)
Net loss	-	-	-	-	-	-	(586,733)	(586,733)
Stock-based compensation	-	-	-	-	59,992	-	-	59,992
Asset impairment, related party	-	-	-	-	(110,000)	-	-	(110,000)
Debt conversion	-	-	2,503,500	2,504	4,912,855	-	-	4,915,359
Balance, September 30, 2019	1,100,000	1,010	126,084,434	126,085	8,326,036	(2,500,000)	(5,931,579)	21,552
Purchase of subsidiary	-	-	100,000	100	200	-	-	300
Return of warrants	-	-	-	-	(9,453)	-	-	(9,453)
Retire treasury stock	-	-	(76,114,285)	(76,114)	(2,423,886)	2,500,000	-	-
Purchase of mineral rights	-	-	1,000,000	1,000	78,200	-	-	79,200
Sale of common stock	-	-	662,500	662	6,838			7,500
Issuance of warrants	-	-	-	-	92,824	-	-	92,824
Exercise of warrants	-	-	5,700,000	5,700	(5,700)	-	-	-
Net income	-	-	-	-	-	-	335,587	335,587
Balance, September 30, 2020	1,100,000	$ 1,010	57,432,649	$ 57,433	$ 6,065,059	$ -	$ (5,595,992)	$ 527,510

See accompanying notes to consolidated financial statements.

6

FP: ▲ truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Here To Serve Holding Corp.
Statements of Cash Flow

	Year Ended September 30, 2020	Year Ended September 30, 2019
Cash flows from operating activities		
Net income (loss)	$ 335,587	$ (586,733)
Adjustment to reconcile net income (loss) to net cash used in operating activities:		
Amortization of debt discount	-	853,333
Stock-based compensation	119,465	29,996
Unrealized gain on investments	(16,925)	-
Gain on sale of subsidiary	(9,153)	-
Non-cash revenue from receipt of equity	(468,150)	
Change in fair value of derivative liabilities	-	(478,156)
Changes in operating assets and liabilities:		
Accounts receivable	(5,425)	-
Accrued interest payable	910	-
Related party payable	18,743	720
Accounts payable, other current liabilities	2,548	180,840
Net cash provided by (used in) operating activities	(22,400)	-
Cash flows from investing activities:		
Mineral interests	(28,347)	-
Net cash provided by (used in) investing activities	(28,347)	-
Cash flows from financing activities		
Cash payment with debt conversion	-	(1,310)
Proceeds from loan	108,402	-
Sale of stock	7,500	-
Net cash used in financing activities	115,902	(1,310)
Net increase (decrease) in cash	65,155	(1,310)
Cash at beginning of the year	4,576	5,886
Cash at end of the year	$ 69,731	$ 4,576
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ —	$ —
Interest	$ —	$ —
Supplemental non-cash investing and financing information:		
Stock issuance to purchase mining claims	$ 79,200	$ —
Common stock issued for note payable, accrued interest and preferred stock	$ —	$ 4,915,359

See accompanying notes to consolidated financial statements.

7

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Here To Serve Holding Corp.
Notes to the Consolidated Financial Statements
September 30, 2020

NOTE 1 – NATURE OF OPERATIONS AND ORGANIZATION

History of Organization

Here To Serve Holding Corp. f/k/a F3 Technologies, Inc. (the "Company") was incorporated in the State of Delaware as New Ithaca Corporation on September 22, 1983. In 2006, the Company operated as F3 Technologies and began trading on the OTC Market Exchange under the symbol FTCH. In September 2013 it began operating as Here To Serve Holding Corp. and trading under the symbol HTSC. Over the next several years, the Company consulted in the software development industry, and currently it provides consulting services to small publicly traded companies that need assistance in financial reporting, product development or marketing.

In fiscal 2020, the Company began providing financial reporting and advisory services to mining companies and discovered an opportunity to acquire mining claims in a potentially nickel-rich area. Consequently, the Company formed a wholly owned subsidiary, Fortune Nickel and Gold Inc. ("Fortune") to pursue the acquisition, exploration and development of mining properties in prolific jurisdictions, and began accumulating single cell mining claims.

Fortune has acquired mineral rights on unpatented mining claims in the Timmins Camp, Ontario, Canada, for the purpose of exploration and potential development of nickel, gold, copper, and other metals on a total of approximately 5,100 acres. The Company plans to review opportunities and acquire additional mineral properties with current or historic precious and base metal mineralization with meaningful exploration potential. The Company's properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principle of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of significant intercompany balances and transactions. The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America. The Company has a September 30 fiscal year end.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to income tax valuation allowance, and the allowance for doubtful accounts. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Cash and Cash Equivalents

8

FP: truCrowd

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company has no cash equivalents. The Company uses one financial institution for its cash balances and has not maintained cash balances that exceed federally insured limits.

Investments
The Company adopted FASB ASU No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01"), which updates certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. The adoption of ASU 2016-01 did not have a material impact on the Company's consolidated financial statements.

Exploration and Evaluation of Mineral Properties

Exploration and evaluation assets represent properties on which the Company is conducting exploration to determine whether significant mineralization exists or for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction. All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest are expensed as incurred. Once the legal right to explore has been obtained, exploration expenditures are capitalized in respect of each identifiable area of interest until a technical feasibility study has been completed and the commercial viability of extracting a mineral resource is demonstrable. Exploration and evaluation activities include the following:

- acquiring the rights to explore;
- researching and analyzing historical exploration data;
- gathering exploration data through topographical, geochemical and geophysical studies;
- exploratory drilling, trenching and sampling;
- determining and examining the volume and grade of the resource; and
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation assets are carried at historical cost, less any impairment, if applicable.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 established that the Company recognize revenue using the following five-step model

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as, the Company satisfies a performance obligation.

The Company identifies performance obligations in contracts with customers, which primarily are professional services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. The Company usually bills its customers before it provides any services and begins performing services after the first payment is received. Contracts are typically one year or less. For larger contracts, in addition to the initial payment, the Company may allow for progress payments throughout the term of the contract.

Judgments and Estimates
The estimation of variable consideration for each performance obligation requires the Company to make subjective judgments. The Company enters contracts with customers that regularly include promises to transfer multiple

9

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

services, such as digital marketing, financial statement preparation, offering statements, and consulting services. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company determines whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

When agreements involve multiple distinct performance obligations, the Company allocates arrangement consideration to all performance obligations at the inception of an arrangement based on the relative standalone selling prices ("SSP") of each performance obligation. Where the Company has standalone sales data for its performance obligations which are indicative of the price at which the Company sells a promised service separately to a customer, such data is used to establish SSP. In instances where standalone sales data is not available for a particular performance obligation, the Company estimates SSP by the use of observable market and cost-based inputs. The Company continues to review the factors used to establish list price and will adjust standalone selling price methodologies as necessary on a prospective basis.

Service Revenue

Service revenue from subscriptions to the Company's digital marketing service is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the service begins. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. Professional services revenue is recognized over time as the services are rendered.

When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates the amount to reserve for uncollectible amounts based on the aging of the contract balance, current and historical customer trends, and communications with its customers. These reserves are recorded as operating expenses against the contract asset.

Contract Assets

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current or non-current assets in the consolidated balance sheets, depending on if their reduction will be recognized during the succeeding twelve-month period or beyond.

Deferred Revenue

Deferred revenues represent billings or payments received in advance of revenue recognition and are recognized upon transfer of control. Balances consist primarily of prepaid services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the consolidated balance sheets, with the remainder recorded as other non-current liabilities in the consolidated balance sheets.

Costs to Obtain a Customer Contract

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors. All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

Remaining Performance Obligations

The Company's subscription terms are typically less than one year. All of the Company's revenues are considered contract revenues. As of September 30, 2020 and 2019 there is no contract revenue which has not yet been recognized.

Cost of Services

10

FP: truCrowd

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Cost of services consist of direct costs that we pay to third parties in order to provide the services that generate revenue.

Fair Value of Financial Instruments

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less that the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value. During the years ended September 30, 2020 and 2019, the Company recorded losses due to impairment of $0 and $110,000, respectively. The impairment in fiscal 2019 resulted from an asset that had been purchased from a related party and the write-off of the asset was charged to capital-in-excess-of-par-value.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that any of the deferred tax assets will be realized.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Based on the Company's history of losses, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to foreign, federal, state and local income taxation though it has not been since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Basic Income (Loss) Per Share

11

FP: 🔵 truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Basic income (loss) per share is calculated by dividing the Company's net income or loss applicable to common shareholders by the weighted average number of common shares during the period. A diluted earnings per share is calculated by dividing the Company's net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. At September 30, 2020 and 2019 the Company had a series of convertible securities outstanding that could be converted into approximately 70,216,423 and 146,000,000 common shares, respectively. The conversion of these securities are not presented in the statement of operations for the year ended September 30, 2019 because the company incurred a loss and the effect of these shares is anti-dilutive.

Stock-Based Compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of employee stock option awards at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected life. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of share-based compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. The Company estimates volatility by considering the historical stock volatility. The Company has opted to use the simplified method for estimating expected term.

On March 20, 2020, the company issued two warrants that expire on September 30, 2025, for sales and marketing services, to purchase up to an aggregate of 1,000,000 shares of the Company's common stock at a price of $0.016. On April 1, 2020, the Company issued a similar warrant to purchase 100,000 shares. All three warrants are contingent upon the Company reaching annual revenues of at least $500,000 in fiscal 2020 or 2021. Based upon the likelihood of reaching the revenue threshold, the warrants were recorded at full value at the issuance date. Using the Black-Scholes valuation method with assumptions including: (1) a term of 5.5 years; (2) a computed volatility rate of 436%; (3) a discount rate of 1%; and (4) zero dividends, the first two warrants were valued at a total amount of $14,000. and recorded as stock-based compensation expense in the quarter ended March 31, 2020, and the third warrant was valued at a total amount of $1,187. and recorded as stock-based compensation expense in the quarter ended June 30, 2020.

On October 27, 2019 the company issued five warrants, that expire on September 30, 2024, for consulting and development services, to purchase up to an aggregate of 2,000,000 shares of the Company's common stock at a price of $0.01. Using the Black-Scholes valuation method with assumptions including: (1) a term of 4.93 years; (2) a computed volatility rate of 436%; (3) a discount rate of 1%; and (4) zero dividends, the five warrants were valued at a total amount of $16,599.

On October 15, 2019, the company issued a warrant that expires on September 30, 2025 as compensation to its President for services to be rendered in fiscal 2020, to purchase up to 20,000,000 shares of the Company's common stock at a price of $0.003. Using the Black-Scholes valuation method with assumptions including: (1) a term of 5.96 years; (2) a computed volatility rate of 436%; (3) a discount rate of 1%; and (4) zero dividends, the warrant was valued at $60,000. The warrants issued on October 27, 2019 and October 15, 2019, in the aggregate, have a remaining prepaid expense balance at September 30, 2020 of $3,355.

On September 30, 2019, the company issued two three-year warrants, for consulting and development services, to purchase up to 7,500,000 shares of the Company's common stock at a price of $0.005. Using the Black-Scholes valuation method with assumptions including: (1) a term of 3 years; (2) a computed volatility rate of 436%; (3) a discount rate of 1%; and (4) zero dividends, each warrant was valued at $14,996. One warrant was for prior services and the other warrant was for future services. Consequently, $14,996 was recorded as stock-based compensation in fiscal 2019 and $14,996 was recorded as a prepaid expense on September 30, 2019.

On September 30, 2019, the company issued two eleven-year warrants, as compensation to its Chief Executive Officer to purchase up to 7,500,000 shares of the Company's common stock at a price of $0.005. Using the Black-Scholes valuation method with assumptions including: (1) a term of 3 years; (2) a computed volatility rate of 436%; (3) a discount rate of 1%; and (4) zero dividends, each warrant was valued at $15,000. One warrant was for prior

12

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

services and the other warrant was for future services. Consequently, $15,000 was recorded as stock-based compensation in fiscal 2019 and $15,000 was recorded as a prepaid expense on September 30, 2019.

On September 30, 2018, the company issued a three-year warrant, for consulting and development services, to purchase up to 8,00,000 shares of the Company's common stock at a price of $0.003. Using the Black-Scholes valuation method with assumptions including: (1) a term of 3 years; (2) a computed volatility rate of 361%; (3) a discount rate of 1%; and (4) zero dividends, the warrant was valued at $7,976 and was recorded as stock-based compensation.

On September 30, 2018, the company issued a seven-year warrant, as compensation to its Chief Executive Officer, to purchase up to 8,00,000 shares of the Company's common stock at a price of $0.003. Using the Black-Scholes valuation method with assumptions including: (1) a term of 7 years; (2) a computed volatility rate of 361%; (3) a discount rate of 1%; and (4) zero dividends, the warrant was valued at $8,000 and was recorded as stock-based compensation.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for fiscal years beginning after December 15, 2018, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our consolidated results of operations, financial position or cash flows.

In January 2017, the FASB issued ASU No. 2017-01, clarifying the Definition of a Business, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitutes a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU is effective for annual periods beginning after December 15, 2018. Management determined that the adoption of this guidance will not have a material impact on the financial statements.

In March 2017 the FASB issued ASU 2017-04 Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. This amendment simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2021. The adoption of ASU No. 2017-04 is not expected to have a material impact on the Company's financial statements.

In May 2017, the FASB issued ASU 2017-09 which clarifies the guidance on the modification accounting criteria for share-based payment awards. The new guidance requires registrants to apply modification accounting unless three specific criteria are met. The three criteria are 1) the fair value of the award is the same before and after the modification, 2) the vesting conditions are the same before and after the modification and 3) the classification as a debt or equity award is the same before and after the modification. This update is effective for fiscal years beginning after December 15, 2017 and are to be applied prospectively to new awards granted after adoption. Management determined that the adoption of this guidance will not have a material impact on the financial statements.

13

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.

NOTE 3 – INVESTMENTS

On February 5, 2020, the Company completed a sale of consulting services for a fee of $200,000. The fee was paid for with 2,000,000,000 shares of stock of IDGlobal Corp., a publicly traded company, valued at $0.0001 per share. It also provided services to a different customer in December 2019, valued at $3,150, that were paid for with securities in lieu of cash.

Effective June 1, 2020 the Company earned revenue of 50,000 shares of ATWT valued at $70,000. Effective June 18, 2020, the Company earned 30,000,000 shares of AGDY and recorded such shares as consulting revenue in the amount of $195,000. The Company's investments that are traded on OTC Markets are measured at fair value with gains and losses recognized in other income/(expense).

The following table summarizes the components of investments as of September 30, 2020:

ATWEC Technologies, Inc.	$	23,925
Agri-Dynamics, Inc.		258,000
Coltivare		3,150
IDGlobal Corp.		200,000
Total value of investments	$	485,075

NOTE 4 – MINERAL PROPERTIES

As of September 30, 2020, the Company's mining claims consist of 28 unpatented claims in the Timmins Camo, Ontario, Canada covering approximately 1,400 acres.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 400,000,000 shares of common stock, par value of $0.001, and 10,000,000 shares of preferred stock, par value of $0.001. There were 57,432,649 and 126,084,434 common shares issued as of September 30, 2020, and 2019, respectively; however outstanding shares amounted to 57,432,649 and 50,070,149, as 76,114,285 shares of common stock were returned to treasury effective January 1, 2018, and were subsequently cancelled on March 30, 2020. There were 1,000,000 Series A preferred shares outstanding as of September 30, 2020 and September 30, 2019.

On January 1, 2018, the Company paid $2,500,000 to an entity controlled by its former Chief Executive Officer by issuing a $1,500,000 convertible promissory note, due on December 31, 2019, and agreeing to issue 1,000,000 shares of Series C preferred stock, in exchange for 1,000,000 outstanding shares of the Company's Series A preferred stock, and 76,114,285 outstanding shares of the Company's Common Stock. On January 1, 2018, the Company used the 1,000,000 shares of Series A preferred stock, and agreed to issue 100,000 shares of Series C preferred stock to our current Chief Executive Officer, to purchase the RFID assets referred to in Note 1. The Series A preferred stock is not convertible into common stock of the Company. The outstanding shares of Series A preferred stock are entitled to the number of votes, collectively, which shall be equal to seventy percent (70%) of the total number of votes that may be cast at the time of such vote, at each meeting or written consent of shareholders of

14

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

the Company. The Series C stock is convertible into the Company's common stock at the lesser of $0.01 per share or 50% of the lowest closing market price per share for the thirty (30) trading days preceding conversion.

The 1,000,000 shares of Series C Preferred Stock owned by an entity controlled by the Company's former Chief Executive Officer were converted into 1,251,750 shares of Common Stock on September 30, 2019. At September 30, 2019 and 2018, our current Chief Executive Office is the owner of 100,000 shares of Series C Preferred Stock and 1,000,000 shares of Series A Preferred Stock, which gives him voting control of the Company.

On June 25, 2018, the Company filed an Amended and Restated Certificate of Incorporation setting the total number of shares of all classes of stock which the Corporation shall have authority to issue at 410,000,000, consisting of 1,000,000 shares of Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), 9,000,000 shares of undesignated Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), and 400,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"). Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

The board of directors is authorized, subject to limitations prescribed by law and the provisions hereof, to provide for the issuance from time to time of the undesignated Preferred Stock in one or more series, and by filing a certificate pursuant to §151 of the DGCL, as amended and supplemented from time to time, to establish the number of shares to be included in each such series and to fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of the shares of each such series not fixed hereby. The aforesaid authorization of the board shall include, but not be limited to, the power to provide for the issuance of shares of any series of Preferred Stock convertible, at the option of the holder or of the corporation or both, into shares of any other class or classes or of any series of the same or any other class or classes.

The powers, preferences, qualifications, limitations or restrictions, and relative rights of the Series A Preferred Stock shall be as follows:

Series A Preferred Stock. The Series A Preferred Stock shall not be convertible into Common Stock of the Corporation. The outstanding shares of Series A Preferred Stock shall be entitled to the number of votes, collectively, which shall be equal to seventy percent (70%) of the total number of votes that may be cast (including the votes of the issued and outstanding common stock as well as any voting preferred stock) at the time of such vote, at each meeting (or by written consent) of shareholders of the Corporation for their action or consideration, including the election of directors. The Corporation shall not amend, alter or repeal the Series A Preferred Stock, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without written consent or affirmation vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

On June 26, 2018, the Company filed a Certificate of Designation for its Series C Preferred Stock. The rights of the Series C shareholders are as follows:

Conversion Rights.

Each outstanding share of Series C Preferred Stock may be converted at the option of the holder thereof (the "Holder") into fully paid, nonassessable shares of Common Stock, $.0001 par value per share, of the Corporation. The number of shares of Common Stock issuable upon a conversion hereunder shall equal the quotient obtained by dividing (x) the Stated Value of the shares of Series C Preferred Stock to be converted by (y) the Conversion Price. The "Conversion Price" in effect on any Conversion Date shall be equal to the lesser of $0.01 per share or fifty percent (50%) of the lowest closing market price for the Common Stock on the Principal Market during the thirty trading days preceding the Conversion Date. The "Conversion Date" shall be the business day on which the Corporation receives the Conversion Notice (defined below). The "Principal Market" shall be the national securities exchange or NASDAQ, if the Common Stock is so listed, and shall otherwise be the trading platform sponsored by

15

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

OTC Markets on which the Common Stock is listed for quotation. No fractional shares of Common Stock shall be issued upon conversion of Series C Preferred Stock. In lieu of any fractional share to which the Holder would otherwise be entitled, the Corporation shall round up to the nearest whole share.

Liquidation Preference.

Upon the liquidation, dissolution and winding up of the Corporation, the holders of the Series C Preferred Stock shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of Common Stock, a sum equal to the Stated Value per share, after which the holders of Series C Preferred Stock shall share in the distribution with the holders of the Common Stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the shareholders, each share of Series C Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation's Common Stock into which that holder's Series C Preferred Stock could be converted on the record date for the distribution without giving effect to the limitation on conversion set forth in Section 2(d) hereof.

Voting Rights.

The holders of shares of Series C Preferred Stock shall have the following voting rights: Each share of Series C Preferred Stock shall entitle the holder thereof, on all matters submitted to a vote of the stockholders of the Corporation, to that number of votes as shall be equal to the aggregate number of shares of Common Stock into which such holder's shares of Series C Preferred Stock are convertible on the record date for the stockholder action.

Dividends. In the event that the Corporation's Board of Directors declares a dividend payable to holders of any class of stock, the holder of each share of Series C Preferred Stock shall be entitled to receive a dividend equal in amount and kind to that payable to the holder of the number of shares of the Corporation's Common Stock into which that holder's Series C Preferred Stock could be converted on the record date for the dividend.

Protective Provisions.

So long as shares of Series C Preferred Stock are outstanding, the Corporation shall not take any action that would impair the rights of the holders of the Series C Preferred Stock set forth herein and shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock alter or change the rights, preferences or privileges of the shares of the Series C Preferred Stock or any other securities so as to affect adversely the Series C Preferred Stock.

16

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Warrants

The table below presents the warrants outstanding and exercisable with summary data as to the exercise price per share and the average exercise price.

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
As of September 30, 2020 $.003 - $.016	63,053,165	5.32 $	0.004	63,053,165 $	0.004
As of September 30, 2019 $.003 - $.005	46,000,000	5.13 $	0.004	46,000,000 $	0.004

	Number of Shares	Exercise Price Per Share	Average Exercise Price
Outstanding October 1, 2018	16,000,000	$ 0.003	$ 0.003
Issued during year ended September 30, 2019	30,000,000	$0.005	$ 0.005
Exercised/canceled during year ended September 30, 2019	-	-	$ -
Outstanding September 30, 2019	46,000,000	$ 0.003 - $0.005	$ 0.004
Issued during the year ended September 30, 2020	23,150,000	$ 0.003 - $0.016	$ 0.004
Exercised/canceled during the year ended September 30, 2020	(6,096,835)	$0.003	$ 0.003
Warrants outstanding September 30, 2020	63,053,165	$ 0.003 - $0.016	$ 0.004
Warrants exercisable, September 30, 2020	63,053,165	$ 0.003 - $0.016	$ 0.004

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of September 30, 2020, the Company has not accrued or incurred any amounts for litigation matters.

Leases

Our office is located at 800 Westchester Avenue Rye Brook, NY 10573. Rent payment can be cancelled with one month's notice.

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 7 – INCOME TAXES

At September 30, 2017, the Company had net operating loss carry forwards of approximately $3,300,000 that are limited in their utilization pursuant to Section 382 of the Internal Revenue Code, and which will not be available entirely for use in future years because of a change in voting control that occurred on January 1, 2018. Our net operating loss carry forwards subsequent to the change in control amount to approximately $285,000. We estimate the benefits of this loss carry forward at $66,000 as of September 30, 2020, if the Company produces sufficient taxable income. No adjustments to the financial statements have been recorded for this potential tax benefit.

The Company did not have any material unrecognized tax benefits as of September 30, 2020 and 2019. The Company does not expect the unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended September 30, 2020 and 2019. The Company is subject to United States federal income tax, as well as taxes by various state jurisdictions.

The Tax Cuts and Jobs Act ("Tax Act") was enacted on December 22, 2017. Among numerous provisions, the Tax Act reduced the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and creates new taxes on certain foreign sourced earnings. As a result of the Tax Act, the Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal tax and 5.1% for state tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of April 30, 2020 and 2019 were as follows:

	2020	2019
Deferred tax assets, net:		
Net operating loss carryforwards	$ 66,000	$ 74,000
Deferred tax assets	66,000	74,000
Valuation allowance	(66,000)	(74,000)
Net deferred assets	$ -	$ -

At September 30, 2020, the Company had net deferred tax assets calculated at an expected rate of 26.1%, or approximately $66,000. At April 30, 2019, the Company recognized the net deferred asset to the extent of the impact on current book earnings. Effective April 30, 2020, Company management believes that historical, current and expected earnings are sufficient to meet the more likely than not standard to enable the Company to recognize the net deferred tax asset. As allowable under accounting standards, the Company elected to fully remove the valuation allowance as of April 30, 2020.

18

FP: ▲ truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

The following is a reconciliation of the tax provisions for the years ended September 30, 2020 and 2019 with the statutory Federal income tax rates:

	Percentage of Pre-Tax Income	
	2020	2019
Statutory Federal and state income tax rate	26.1%	26.1 %
Loss generating no tax benefit	(26.1)	(26.1)
Effective tax rate	—	—

The Company recorded no interest and penalties relating to unrecognized tax benefits as of and during the years ended September 30, 2020 and 2019. The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending September 30, 2018 through 2020.

NOTE 8 – NOTES PAYABLE

On January 1, 2018, the Company issued a $1,500,000 senior secured convertible promissory debenture ("Debenture"), due on December 31, 2019. The terms of the Debenture required the Company to pay the holder a principal sum of $1,500,000 with 12% annual interest upon maturity. The principal amount of the Debenture together with interest may be converted into shares of Common Stock equal to fifty percent of the lowest closing price during the 30 days prior to the conversion or $0.001 per share, whichever price is less.

Interest was waived if the Debenture is converted or otherwise paid in full on or before December 31, 2019. The holder is limited to conversions into common stock that result in the holder owning less than 9.9% of the Company's issued and outstanding shares of common stock at the time of conversion.

The conversion price of the note issued in is based on a variable that is not an input to the fair value of a "fixed-for-fixed" option as defined under FASB ASC Topic No. 815 - 40. The fair value of the note was recognized as a derivative instrument at the issuance date and is measured at fair value at each reporting period. The Company determined that the aggregate fair value of the conversion features was $2,999,562 at the issuance date. Debt discount was recorded up to the $1,500,000 face amount of the note and is amortized to interest expense over the term of the note. The fair value of the conversion feature in excess of the principal amount allocated to the notes in the aggregate amount of $1,499,562 was expensed immediately as additional interest expense.

The Debenture and all accrued interest was paid in full on September 30, 2019 by converting it into 1,251,750 shares of the Company's Common Stock. Additionally, the Company issued 1,251,750 shares of Common Stock to convert 1,000,000 shares of the Company's Series C Preferred Stock. The net reduction of liabilities, which included $1,000,000 in Series C Preferred Stock, $1,500,000 in debt payable and a $4,048,766 reduction in derivative liabilities, was recorded as a $4,910,352 increase in capital in excess of par value.

On April 29, 2020, the Company borrowed $18,402 (the "April Loan") and on July 2, 2020 the Company borrowed $90,000 (the "July Loan") from a U.S. Small Business Administration (the "SBA") loan program. The April Loan has an initial term of two years and an interest rate of 1% per annum. Principal payments are delayed until the fall of 2021, which makes all of this debt long-term debt. However, the Company anticipates all of this debt and its accrued interest will be forgiven. If repayment of the April Loan is required, payments begin in October 2021 and are to be made in equal installments of approximately $1,036 over an 18-month period. Accrued interest payable on the April Loan amounted to $78 as of September 30, 2020.

The July Loan requires installment payments of $439 monthly, beginning on July 3, 2021, over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. $450 of the July Loan

19

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

is recorded as a current liability and the remaining $89,550 is classified as a long-term liability. Accrued interest payable on the July Loan amounted to $832 as of September 30, 2020.

NOTE 9 – CONVERTIBLE PREFERRED STOCK

Our Chief Executive Officer is the holder of 100,000 shares of Series C Preferred Stock. Each share may be converted at the option of the holder thereof (the "Holder") into fully paid, nonassessable shares of Common Stock, $.0001 par value per share, of the Corporation. The number of shares of Common Stock issuable upon a conversion hereunder shall equal the quotient obtained by dividing (x) the Stated Value of the shares of Series C Preferred Stock to be converted by (y) the Conversion Price. The "Conversion Price" in effect on any Conversion Date shall be equal to the lesser of $0.01 per share or fifty percent (50%) of the lowest closing market price for the Common Stock on the Principal Market during the thirty trading days preceding the Conversion Date. The "Conversion Date" shall be the business day on which the Corporation receives the Conversion. The Series C Stock has a stated value of $1.00 per share. Based upon the conversion features and the trading price of the Company's common stock, the 100,000 outstanding shares were convertible into 10,000,000 and 100,000,000 shares of common stock on September 30, 2020 and 2019, respectively.

NOTE 10 – FAIR VALUE

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access at the measurement date.

- Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: inputs are unobservable inputs for the asset or liability.

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, we base fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value (disclosures required by the Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents, accounts receivable, and accounts payable

In general, carrying amounts approximate fair value because of the short maturity of these instruments.

20

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

Debt

The debt is carried at its face value plus accrued interest. Based on the smaill size of the Company, it is impracticable for the Company to estimate the fair value of its debt.

The Company has no instruments with significant off balance sheet risk.

NOTE 11 – EARNING (LOSS) PER COMMON SHARE

Earnings (loss) per common share data was computed as follows:

	2020	2019
Net income (loss)	$ 335,587	$ (586,733)
Weighted average common shares outstanding	52,176,998	47,573,234
Effect of dilutive securities	70,126,982	—
Weighted average dilutive common shares outstanding	122,303,980	47,573,234
Earnings (loss) per common share – basic	$ 0.01	$ (0.01)
Earnings (loss) per common share – diluted	$ 0.00	$ (0.01)

For the year ended September 30, 2019, the Company excluded 146,000,000 shares of common stock issuable upon the exercise of outstanding stock warrants and conversion of convertible preferred stock from the calculation of loss per share because the effect would be anti-dilutive.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company owes its Chief Executive Officer $19,463 and $720 as of September 30, 2020 and 2019, for unreimbursed payments to vendors. For the years ended September 30, 2020 and 2019, Officers' stock-based compensation amounted to $80,162 and $15,000, respectively.

NOTE 13 – CONCENTRATIONS

For the year ended September 30, 2020, the Company had one customer that constituted 36% of its revenues, a second customer that constituted 35% of its revenues and a third customer that accounted for 15% of its revenues. For the year ended April 30, 2019, the Company had no revenue.

21

FORTUNE
OFFERING STATEMENT

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**83,334**	**$10,000.08**	**$9,200.07**
Maximum Amount	**8,916,650**	**$1,069,998.00**	**$984,398.16**

NOTE 14 – SUBSEQUENT EVENTS

On November 12, 2020, the Company purchased 66 single cell mining claims in the Timmins Camp, Ontario, Canada for a purchase price of 2 million shares of restricted stock. The claims are contiguous with the Company's existing mining claims.

On November 14, 2020, the Company issued 400,000 shares of common stock to its Chief Executive Officer as a result of a warrant exercise.

On November 27, 2020, the Company purchased 8 single cell mining claims in the Timmins Camp, Ontario, Canada for a purchase price of $1,500. The claims are contiguous with the Company's existing mining claims.

In December 2020, the Company sold 500,000 shares of its restricted common stock for $40,000, or $0.08 per share, to an accredited investor.

22

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
        ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in

FP: ⏻ truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**83,334**	**$10,000.08**	**$9,200.07**
Maximum Amount	**8,916,650**	**$1,069,998.00**	**$984,398.16**

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year. If/when these changes take affect, we may amend our offering to the new limits.

ONGOING REPORTING

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than January 28th, which is 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.heretoserve.tech

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between Here To Serve Holding Corp. ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of Here To Serve Holding Corp. (the "Company"), a Delaware Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be _____ dollars ($_____) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.

FP: truCrowd

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

(b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to twelve cents ($0.12). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains an early-stage business with limited operating history and requires substantial funds;

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**83,334**	**$10,000.08**	**$9,200.07**
Maximum Amount	**8,916,650**	**$1,069,998.00**	**$984,398.16**

(b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's restricted Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

    i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or

FP: truCrowd

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

FORTUNE
NICKEL & GOLD

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

"blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
        Name _____
        Email info_____

    (b) If to Seller:
        Name: Here To Serve Holding Corp.
        Email: info@heretoserve.tech

FP: truCrowd

FORTUNE
NICKEL & GOLD

Here To Serve Holding Corp
800 Westchester Ave Suite 641N
Rye Brook, NY 10573
855-4NICKEL

OFFERING STATEMENT

83,334 Units of SECURITY at $0.12 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	83,334	$10,000.08	$9,200.07
Maximum Amount	8,916,650	$1,069,998.00	$984,398.16

12. WAIVER: The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

Paul H. Riss   _____
(Name)   (Name)
CEO _____   _____
(Position)   (Position)